February 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Joyce Sweeney
Patrick Gilmore

Re:	Palm, Inc.

Form 10-K for the Fiscal Year Ended May 29, 2009

Form 10-Q for the Quarterly Period Ended August 28, 2009

File No. 000-29597

Dear Ms. Sweeney and Mr. Gilmore:

Palm, Inc. (“Palm”, the “Company”, “our” or “we”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in its letter dated February 4, 2010 regarding our Annual Report on Form 10-K filed with the Commission on July 24, 2009 and our Quarterly Report on Form 10-Q filed with the Commission on September 17, 2009.

For your convenience, we have repeated the Staff’s comments in italic type and have included our response to the Staff’s comments immediately below the applicable comment.

Form 10-K for the Fiscal Year Ended May 29, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Intangible Asset Impairment, page 42

1.	You disclose that goodwill is reviewed for impairment by applying a fair-value based test at the reporting unit level within your single reporting segment. In the interest of providing readers with a better insight into management’s considerations and judgments in accounting for goodwill, please refer to Section V of SEC Interpretive Release 33-8350 and tell us how you considered disclosure of the following:

•	the valuation methodology used to determine reporting unit and goodwill valuation;

•	how you considered enterprise value in your step one testing in light of the company’s negative equity value and capital structure;

•

if multiple valuation approaches are used, include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	if multiple valuation approaches are used, how you assign weight to each of the methods used including the basis for that weighting;

•	a description of the key assumptions used and how the key assumptions were determined; and

•	how the assumptions and methodologies used for evaluating goodwill impairment in the current year have changed since the prior year highlighting the impact of any changes.

Response: Palm respectfully submits that it considered the disclosure requirements of Section V of Interpretive Release 33-8350. Since Palm’s impairment test was not particularly sensitive to the valuation method chosen by Palm or the quantitative assumptions used in the models, Palm determined that the disclosure of these items would not significantly increase the reader’s understanding of Palm’s critical accounting policies.

Palm operates in a single reportable segment which develops, designs and markets mobile products as well as related add-ons and accessories. Goodwill is reviewed for impairment by applying a fair-value-based test at the reporting unit level within Palm’s single reportable segment. Palm’s single reportable segment has two reporting units, only one of which holds goodwill. In determining the fair value of its reporting unit in connection with its annual goodwill impairment test, Palm used both an income approach and a market approach and gave an equal weighting to each method. Palm believes that the equal weighting of these methods in determining the fair value of its reporting unit is appropriate. Palm’s view is that both valuation methodologies provide a reasonable estimate of fair value and both are reliable methods for determining fair value. Additionally, the resulting value determined by each approach was relatively similar.

Under the income approach, Palm estimated fair value based on the present value of the cash flows that an investment can be expected to generate over its useful life. The projected operating results and cash flows used by Palm were based on management’s best estimates and were dependent on revenue and expense growth rates that Palm believed were achievable and were consistent with then current internal projections. Palm used an estimated discount rate based on management’s assessment of the reporting unit relative to Palm and the wireless device industry as a whole, giving consideration to the riskiness of achieving the forecasted cash flows.

Under the market approach, Palm utilized the guideline company method, which focuses on comparing Palm to selected reasonably similar (or “guideline”) publicly traded companies. Under this method, valuation multiples are: (i) derived from the operating data of selected guideline companies; (ii) evaluated and adjusted based on the strengths and weaknesses of Palm relative to the selected guideline companies; and (iii) applied to the projected operating data of Palm to arrive at an indication of value.

Using these approaches, Palm’s estimated fair value of its reporting unit as of the date of the fiscal year 2009 annual goodwill impairment evaluation was approximately $2.0 billion. As of that same date, Palm had a stockholders’ deficit of approximately $(0.4) billion. So as to not ‘pass’ a step one goodwill impairment test performed on an equity basis because of Palm’s negative equity, Palm compared the estimated fair value of its reporting unit to the carrying value of its invested capital. Palm’s invested capital, based on Palm’s equity balance adjusted for the carrying value of preferred equity and debt, was $0.3 billion.

The fair value of Palm’s invested capital, or enterprise value, based on Palm’s market capitalization adjusted for the estimated fair value of preferred equity and debt, was $1.7 billion as of the fiscal year 2009 annual goodwill impairment evaluation. Palm’s enterprise value and its estimated fair value of its reporting unit were higher than its invested capital by $1.4 billion and $1.7 billion, respectively, meaning that the first step of the goodwill impairment test had passed. Because of the excess of fair value, the quantitative assumptions used in this valuation would have had to change in a completely unanticipated manner to result in any indication of impairment.

Section V of Interpretive Release 33-8350 states (in part):

...the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

Palm has utilized a methodology consistent with prior years and there were no known trends or uncertainties with respect to estimates and assumptions associated with Palm’s goodwill impairment test during fiscal year 2009 that have had a material impact. Accordingly, Palm believes that its existing disclosure in its previously filed reports was adequate.

In the interest of providing readers with a better insight into management’s considerations and judgments, Palm will enhance its disclosures of its critical accounting policies related to goodwill beginning with its Annual Report on Form 10-K for the year ended May 28, 2010. Below is an example of the disclosure Palm expects to provide (additions to the current disclosure have been underlined):

We evaluate the recoverability of goodwill annually during the fourth quarter of the fiscal year, or more frequently if impairment indicators arise, as required under generally accepted accounting principals. Goodwill is reviewed for impairment by applying a fair-value-based test at the reporting unit level within our single reporting segment. A goodwill impairment loss would be recorded for any goodwill that is determined to be impaired. Consistent with prior years, we determine the fair value of our reporting unit by using both an income approach and a market approach and giving an equal weighting to each method. We believe that the equal weighting of these methods is appropriate because we believe both valuation methodologies provide a reasonable estimate of fair value and both are reliable methods for determining fair value. Additionally, the resulting value determined by each approach has historically been similar. Under the income approach, we estimate fair value using projections of operating results and cash flows based on management’s best estimates and which are dependent on revenue and expense growth rates. We use an estimated discount rate based on management’s assessment of the reporting unit relative to us and the wireless device industry as a whole, giving consideration to the riskiness of achieving the forecasted cash flows. Under the market approach, we utilize the guideline company method, which focuses on comparing Palm to selected reasonably similar (or “guideline”) publicly traded companies. Under this method, valuation multiples are: (i) derived from the operating data of selected guideline companies; (ii) evaluated and adjusted based on our strengths and weaknesses relative to the selected guideline companies; and (iii) applied to our projected operating data to arrive at an indication of value. While our valuations utilize estimates and judgments, because the fair value for our reporting unit is substantially in excess of its carrying value, management does not believe that changes in these assumptions would have had a material impact on goodwill.

Results of Operations, page 47

2.	We note your disclosure on page 40 that management reviews supply availability, unit shipments, average selling prices and channel inventory levels in evaluating revenue streams. In your earnings conference calls you provide information regarding sell-through, but in your Forms 10-K and 10-Q you only provide the number of units shipped. Please tell us how you consider disclosure of key performance indicators related to supply availability and channel inventory levels, including any trends you have experienced in these indicators and the underlying reasons for such trends. Refer to Item 303(a) of Regulation S-K and Sections III(B) and IV of SEC Release 33-8350.

Response: Palm initially records revenue transactions for its smartphone products based on sell-in to carriers and other distributors, and recognizes revenues in accordance with generally accepted accounting principles. To facilitate investors’ understanding of end-user demand for the company’s products, Palm also includes smartphone sell-through information in its earnings conference calls. Palm relies on data from its wireless carriers and other third-party sources for its smartphone sell-through and channel inventory information. This information is subject to variance, it is not under Palm’s control and Palm can not ensure investors of its accuracy. While the sell-through and channel inventory information represent the best information available to Palm at that time based on third-party sources, the actual amounts may be more or less.

Palm relies on the key performance indicators of net device units shipped and average selling prices because this information is reliable, subject to Palm’s internal controls and directly affects Palm’s operating results. Because the amounts for sell-through and channel inventory levels are third-party information and not subject to Palm’s internal controls, Palm does not distinguish these indicators as key, and therefore does not believe it is appropriate to disclose them in its Annual Report on Form 10-K or Quarterly Report on Form 10-Q. However, Palm does include these in its earnings conference call material as additional data points for those trying to gain insight into future company operations. Palm will update its Overview and Executive Summary to exclude sell-through and channel inventory levels from the discussion of key performance indicators related to revenue in its Management’s Discussion and Analysis of Financial Condition and Results of Operations section on a prospective basis.

Consolidated Financial Statements

Consolidated Statements of Operations, page 71

3.	We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statements line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2.

Response: Palm respectfully acknowledges the Staff’s comment, and in future filings, beginning with its Quarterly Report on Form 10-Q for the period ended February 26, 2010, Palm will eliminate the reconciliation of share-based compensation from the face of its Consolidated Statements of Operations and will present it within the Notes to the Consolidated Financial Statements.

Form 10-Q for the Quarterly Period Ended August 28, 2009

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 6. Cash and Available-for Sale and Restricted Investments and Non-Current Auction Rate Securities, page 11

4.	We note that all losses on your non-current auction rate securities have been determined to be other-than temporary and attributable only to credit loss and not to other factors. For your investments within the scope of FSP FAS 115-2 and FAS 124-2, please tell us how you considered the guidance in paragraphs 22-26 of the FSP in arriving at your determination that all of the losses, including previously recognized other-than-temporary impairments, on these investments were credit-related. In your response please address the following for each security:

•	whether the company continues to receive interest payments timely;

•	whether the company’s cash flow projections include expectations regarding lack of receipt of future interest and/or principal payments and if so, the basis for this assumption;

•	how the company considered the lack of liquidity in the ARS market due to the failed auctions, including how this was considered in determining the estimated market required rate of return;

•	whether the security is considered to be investment grade;

•	whether there have been any changes to the rating of the security by a rating agency and if so, when the changes occurred;

•	how you considered the performance indicators of the underlying collateral of the security as described in paragraph 42 of the FSP; and

•	whether the company intends to sell the security or whether it is more likely than not the company will be required to sell the security before the recovery of its amortized cost basis.

Response: FSP FAS 115-2 and FAS 124-2, paragraph 22 related to other-than-temporary impairments (or FASB Codification 320-10-35-33C) states (in part):

...If the present value of cash flows expected to be collected is less than the amortized cost basis of the security, the entire amortized cost basis of the security will not be recovered (that is, a credit loss exists), and an other-than-temporary impairment shall be considered to have occurred....

Palm’s analysis, utilizing a discounted cash flow model, resulted in the present value of cash flows expected to be collected for each auction rate security in Palm’s portfolio being less than Palm’s amortized cost basis of the security at the time the credit loss charge was taken to Palm’s condensed consolidated statement of operations.

Palm respectfully informs the Staff that in early fiscal year 2008, Palm liquidated the majority of its holdings of auction rate securities. However, Palm was unable to liquidate $74.7 million in par value of auction rate securities through the auction process because the auctions failed. This $74.7 million was comprised of fifteen individual securities representing investments in pools of assets, including preferred stock, collateralized debt obligations, credit-linked notes and credit derivative products. Although these securities represent different types of collateral pools, for disclosure purposes Palm considered them collectively because they were experiencing comparable failed auctions and downgrades. Palm accordingly reclassified these auction rate securities to non-current on the face of its condensed consolidated balance sheets. All of these auction rate security investments were represented to be investment grade quality at the time of acquisition; however, during the past two fiscal years these investments have been repeatedly downgraded by rating agencies and, as of August 28, 2009, only one of the auction rate securities held was still considered to be investment grade.

As these auctions continued to fail, Palm did not have a readily determinable market value for these investments. As a result, Palm utilized a discounted cash flow model to analyze the fair value of the securities.

When determining the expected future cash flows of each security, Palm considered both the expected future cash flows relating to Palm’s receipt of interest and principal and Palm’s expectations of future cash flows relating to the issuers’ collection of interest and principal on the underlying collateral. Because Palm does not have any guarantees or insurance related to these securities, Palm did not consider these factors when determining its expected future cash flows. For each security, Palm estimated the expected recovery of collateral asset value based on its contractual coupon rate, its expected number of periods of interest payments based on an expected average life or its maturity date, available credit ratings for underlying collateral and the probability of the underlying collateral’s default. The probability of the underlying collateral’s default is estimated using a mean default rate for corporate debt securities which is based on observable market activity. Palm used this information to determine the total pool of available collateral assets for each security, which was compared to the total obligations of all tranches related to that pool of collateral. For purposes of Palm’s model, expected future cash flows related to any defaulted collateral or securities was determined to be $0. For securities where the pool of collateral assets was not sufficient to fulfill obligations senior to those tranches held by Palm, or where Palm received notification by an issuer that the issuer would no longer be making interest payments, Palm determined that it could not expect any future cash flows related to the security. To discount these cash flows to determine the present value, Palm used LIBOR spreads from secondary markets for new issuances. Palm utilized these LIBOR spreads because they represented observable market inputs of similarly-structured investments.

Palm compared its internal analyses to third party information to corroborate the calculated fair value of each security. As with Palm’s internal model, the third party evidence has shown a consistent downward trend on a quarterly basis. The consistency and severity of the decline in value was a factor in evaluating that the securities were other-than-temporarily impaired.

The auctions for each of Palm’s remaining auction rate securities have failed continuously for more than 18 months. During this time, the credit ratings, discounted cash flow valuations and other information related to these investments has consistently declined. Maturity dates for these auction rate securities range from 2017 to 2052.

Although Palm continues to receive timely interest payments for several of the auction rate securities held as of August 28, 2009, as of the filing date for Palm’s Quarterly Report on Form 10-Q for the period ended August 28, 2009, Palm believed it was more likely than not that it would expect to sell all of its investments in auction-rate securities before a full recovery of the respective amortized cost basis. At the end of each period, Palm adjusted the amortized cost basis of each security to the then current net present value of expected cash flows, because the expected cash flows were less than the current amortized cost. Because Palm believed it was more likely than not that it would expect to sell before the full recovery of Palm’s amortized cost, all losses were considered to be other-than-temporary and recognized through the condensed consolidated statement of operations. Palm acknowledges that it has described these other-than-temporary impairment charges as being attributable to credit losses and will enhance its disclosure to provide the readers with an understanding of the factors attributing to these other-than-temporary impairments.

In connection with our responses we acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Staff comments or our changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me at (408) 617-7000.

Sincerely,

Palm, Inc.

By:	/s/ DOUGLAS C. JEFFRIES
Douglas C. Jeffries
Senior Vice President and Chief Financial Officer

cc:	Brian J. Lane, Gibson, Dunn & Crutcher LLP

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